Exhibit 99.4

ANNUAL INFORMATION FORM

FOR FISCAL YEAR ENDED SEPTEMBER 30, 2005

DECEMBER 28, 2005

TABLE OF CONTENTS

PART I - CORPORATE STRUCTURE OF AXCAN PHARMA INC.		2
PART II - GENERAL DEVELOPMENT OF THE BUSINESS		2
1.	Overview	2
2.	Acquisition of Companies	4
3.	Acquisition of Products	4
4.	Convertible Debenture Offering	5
5.	Takeover-Bid	5
PART III - BUSINESS OF AXCAN		6
1.	Axcan Products	6
2.	Sales and Marketing	15
3.	Research and Development	16
4.	Licensing and Intellectual Property Protection	17
5.	Human Resources	20
6.	Facilities	20
7.	Environment	20
8.	Risk Factors	21
PART IV - SELECTED CONSOLIDATED FINANCIAL INFORMATION		27
PART V - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS		28
PART VI - DIVIDEND POLICY		28
PART VII - DESCRIPTION OF CAPITAL STRUCTURE		28
1.	Common Shares	29
2.	Preferred Shares	29
PART VIII - DIRECTORS AND OFFICERS		30
PART IX - LEGAL PROCEEDINGS		32
PART X - TRANSFER AGENT AND REGISTRARS		32
PART XI - MARKET FOR SECURITIES		33
1.	Market for Securities	33
2.	Trading History	33
PART XII - MATERIAL CONTRACTS		34
PART XIII - INTERESTS OF EXPERTS		34
PART XIV - FORWARD-LOOKING STATEMENTS		34
PART XV - TRADEMARKS		34
PART XVI - ADDITIONAL INFORMATION		35
SCHEDULE A - GLOSSARY OF TECHNICAL TERMS		36

PART I - CORPORATE STRUCTURE OF AXCAN PHARMA INC.

Axcan Pharma Inc. was incorporated under the Canada Business Corporations Act on May 6, 1982 under the name 115391 Canada Inc. On February 14, 1983, Axcan changed its name to Interfalk Canada Inc. and on October 1, 1993, it amalgamated with Axcan Holdings Ltd., its parent corporation, under the name Interfalk Canada Inc. which was changed to Axcan Pharma Inc. on July 12, 1994. On October 30, 1995, Axcan's Articles were amended to delete the private company restrictions, redesignate the existing Class “A” shares and Class “B” shares as common shares and preferred shares, respectively, and consolidate the common shares on a 0.44 for one basis. On June 6, 2000, Axcan's Articles were amended again to create 14,175,000 Series A preferred shares and 12,000,000 Series B preferred shares. Axcan's head office is located at 597 Laurier Boulevard, Mont Saint-Hilaire, Quebec, J3H 6C4, Canada.

Where reference is made to Axcan or the Company in this Annual Information Form, the term includes Axcan Pharma Inc., its predecessors and its direct and indirect subsidiaries and their predecessors, collectively, unless the context otherwise requires. Unless otherwise stated, all market size information appearing in this Annual Information Form have been provided by IMS Health Ltd., a widely accepted provider of information services specializing in medical research information. Unless otherwise stated, all dollar amounts appearing in this Annual Information Form are stated in U.S. dollars, and all financial data included in this Annual Information Form has been prepared in accordance with U.S. generally accepted accounting principles.

The following chart shows the jurisdictions of incorporation of Axcan and its principal subsidiaries. All of the outstanding shares of such subsidiaries or associated corporations are owned directly or indirectly by Axcan.

PART II - GENERAL DEVELOPMENT OF THE BUSINESS

1.	Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan’s current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE and to pancreatic insufficiency in the case of VIOKASE and PANZYTRAT; URSO 250, URSO Forte/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; CARAFATE and SULCRATE for the treatment of active duodenal ulcer and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. Axcan has a number of pharmaceutical projects in all phases of development, including ITAX (Itopride) for the treatment of functional dyspepsia. Axcan reported revenue of $251.3 million and operating income of $40.4 million for the year ended September 30, 2005.

Much of Axcan's historical sales growth is derived from sales in the United States and from sales by its French subsidiary, as a result of product acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories (“Abbott”) and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. (“Aventis”) for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, “AVAX” product line). Revenue from sales of Axcan's products in the United States was $159.7 million (63.6% of total revenue) for fiscal 2005, compared to $166.7 million (68.4% of total revenue) for fiscal 2004 and $113.9 million (63.6% of total revenue) for fiscal 2003. In Canada, revenue was $34.4 million (13.7% of total revenue) for fiscal 2005, compared to $28.0 million (11.5% of total revenue) for fiscal 2004 and $20.6 million (11.5% of total revenue) for fiscal 2003. In Europe, revenue was $57.1 million (22.7% of total revenue) for the year ended September 30, 2005, compared to $48.7 million (20.0 % of total revenue) for fiscal 2004 and $44.5 million (24.8% of total revenue) for fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a “pull-through” marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products.

Historically, wholesalers’ business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to purchasing several months of inventory at pre-price increase prices and selling the inventory to the trade at the new higher price. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. More recently, for a number of reasons, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower. Primarily as a result of these reasons, some wholesalers moved to a fee-for-service type arrangement where fees are now typically expressed as a percentage of the wholesaler’s purchases from the manufacturer or as an amount per unit. For wholesalers, fee-for-service means their compensation will be periodic and volume activity based as opposed to price increase based.

As a result of the move to a fee-for-service business model, wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their carrying levels of inventory from their historical norms. Under the new model, manufacturers will now realize the benefit of price increase more rapidly and pay wholesalers for the services they provide on a fee-for-service basis. This change in wholesaler’s business model caused a reduction in Axcan’s revenue during the first three quarters of fiscal 2005. As a result of the stabilization of inventory levels during the fourth quarter of fiscal 2005, less than $1.0 million in sales were estimated to be related to inventory level adjustments during that quarter.

The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

In addition to its marketing activities, Axcan carries out research and development of products at an advanced stage of development, which it acquires or licenses from third parties. By combining its marketing expertise with its research and development experience, Axcan distinguishes itself from specialty pharmaceutical companies that focus solely on distribution of products and offers licensors the prospect of rapidly expanding the potential market for their products. As a result, Axcan is presented with opportunities to acquire or in-license products that have been advanced to the late stages of development by other companies. This focus on products in late-stage development enables Axcan to avoid the significant risks and expenses associated with new drug development.

Research and development expenses significantly increased in fiscal 2005, from $19.9 million in fiscal 2004 to $31.9 million in 2005. This 60.3% increase was mainly due to the undertaking of Phase III Clinical trials of Itopride, which was acquired in August 2003, and which is developed for the treatment of functional dyspepsia.

Over the past several years, Axcan has experienced rapid growth by acquiring several products and businesses. (See “Acquisition of Companies” and “Acquisition of Products”).

2.	Acquisition of Companies

Lactéol

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Laboratoire du Lactéol du Docteur Boucard (“Lactéol”), which subsequently changed its name to Axcan Pharma S.A. and was merged with Laboratoires Entéris (“Entéris”) acquired earlier in 2001. This company specializes in the manufacturing and distribution of gastrointestinal products in France including LACTÉOL (for the treatment of diarrhea) and owns the proprietary Lactobacillus strain. The acquisition cost, including transaction expenses was $13.1 million, and was paid through the issuance of 365,532 Axcan’s common shares and payment of $8.4 million in cash.

Entéris

On November 7, 2001, Axcan acquired Entéris, a company specializing in the distribution of gastrointestinal products in France. Entéris has since been merged with Lactéol and is now known as Axcan Pharma S.A. The products marketed by Entéris include TAGAMET (for the treatment of gastric or duodenal ulcers), TRANSITOL and TRANSULOSE (both of which are for the treatment of constipation). The purchase price was $23.0 million and was paid using Axcan's available cash and funds drawn under Axcan’s credit facilities. This acquisition broadened Axcan's product portfolio and established an operating base and platform from which to sell certain of its products into France and, eventually, expand in Western Europe.

3.	Acquisition of Products

Group of products from Aventis

On November 18, 2003, the Company announced the closing of an agreement to acquire the rights to a group of products from Aventis. Under the terms of this agreement, the Company acquired CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145.0 million purchase price was paid out of Axcan’s available cash.

ITAX (Itopride)

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott to develop, manufacture and market Itopride, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10.0 million from available cash and assumed $2.0 million in research contract liabilities. This amount was expensed in the fourth quarter of fiscal 2003. Axcan will also pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after.

DELURSAN

On December 10, 2002, Axcan acquired various marketing authorizations and intellectual property rights including trademarks to DELURSAN (250 mg ursodiol tablets), for the French market, from Aventis. DELURSAN is indicated for the treatment of cholestatic liver diseases, including Primary Biliary Cirrhosis, Primary Sclerosing Cholangitis and liver disorders related to Cystic Fibrosis. The purchase price of $22.8 million was paid using Axcan's cash on hand.

PANZYTRAT

On December 3, 2002, Axcan acquired various marketing authorizations and intellectual property rights, including patents and trademarks related to the PANZYTRAT pancreatic enzyme product line from Abbott Laboratories. PANZYTRAT products consist of enterically coated microtablets for the treatment of exocrine pancreatic insufficiency and are marketed in several countries. The greater portion of PANZYTRAT sales is reported in Germany, the third largest pharmaceutical market worldwide, as well as in the Netherlands. The purchase price of $45.0 million was paid using Axcan's cash on hand.

4.	Convertible Debenture Offering

On March 5, 2003, Axcan completed a $125.0 million offering of 4 1/4% convertible subordinated notes due 2008. Proceeds were used for general corporate purposes, including acquisitions of products. The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110 % of the conversion price in effect on that thirtieth trading day. Since this trigger event occurred during the second, third and fourth quarter of fiscal 2004, the 8,924,113 common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any ten consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.7% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

5.	Takeover-Bid

On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals Inc. (“Salix”), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.

PART III - BUSINESS OF AXCAN

1.	Axcan Products

Axcan's focus is in the field of gastroenterology, which includes gastrointestinal diseases and disorders. A discussion of the regulatory process follows under the heading “Regulatory Environment”.

The following table presents an overview of Axcan's principal products approved or under development, setting forth for each product, (1) the indication for which each product in a product line is approved or under development, (2) the territory where Axcan is focusing its marketing of the product and (3) the regulatory status of the product:

Product/Indication	Territory	Regulatory Status
CARAFATE/SULCRATE
Active duodenal ulcers	Canada, United States	Marketed
BENTYL/BENTYLOL
Irritable Bowel Syndrome	Canada, United States	Marketed
PROCTOSEDYL
Hemorrhoids and rectal lesions	Canada	Marketed
ITAX (Itopride)
Functional dyspepsia	Canada, Europe, Latin America, United States	Phase III studies
ULTRASE
Exocrine pancreatic insufficiency	Canada, United States, Latin America (non-exclusive basis)	Marketed
	United States	Phase III studies (to comply with FDA requirement)
VIOKASE
Exocrine pancreatic insufficiency	United States, Canada	Marketed
	United States	Phase III studies (to comply with FDA requirement)

Product/Indication	Territory	Regulatory Status
URSO and related products URSO, URSO 250, URSO DS, URSO Forte
Cholestatic liver diseases (including Primary Biliary Cirrhosis and Primary Sclerosing Cholangitis) Primary Biliary Cirrhosis	Canada United States	Marketed Marketed
Ursodiol Disulfate Prevention of the recurrence of colorectal polyps	Canada, Europe, United States	Phase I studies planned
NCX-1000 (ursodiol derivative)
Portal hypertension	Canada, France, Poland, United States (under option)	Phase IIa studies planned
SALOFALK (tablets, suspensions, suppositories) SALOFALK
Inflammatory bowel diseases (distal ulcerative colitis, ulcerative proctitis, ulcerative colitis and Crohn's Disease)	Canada	Marketed
SALOFALK 750 mg tablets Ulcerative colitis	Canada	sNDS filed
CANASA
CANASA 1000 mg suppositories Ulcerative proctitis	United States	Marketed
CANASA 500 mg suppositories Ulcerative proctitis	United States	Marketed
CANASA / SALOFALK rectal gel Distal ulcerative colitis	Canada, United States	Phase III studies

Product/Indication	Territory	Regulatory Status
PHOTOFRIN PHOTOFRIN
Esophageal cancer	Austria, Bulgaria, Canada, Denmark, France, Greece, Ireland, Israel, Japan, Korea, Poland, Portugal, Taiwan, United Kingdom, United States	Marketed
	Belgium, Czech Republic, Finland, Hungary, Iceland, Italy, Netherlands, Norway, Luxembourg, Sweden	Approved
High-Grade Dysplasia associated with Barrett's Esophagus	Canada, United States	Marketed
Bladder cancer	Canada	Approved
Gastric and cervical cancers and cervical dysplasia	Japan	Marketed
Lung cancer	Austria, Bulgaria, Canada, Denmark, France, Germany, Greece, Israel, Japan, Poland, Portugal, Taiwan, United Kingdom, United States	Marketed
	Belgium, Czech Republic, Finland, Hungary, Iceland, Ireland, Italy, Luxembourg, Netherlands, Norway, Sweden	Approved
PHOTOBARR High-Grade Dysplasia associated with Barrett's Esophagus	Europe	Marketed

Product/Indication	Territory	Regulatory Status
PANZYTRAT
Exocrine pancreatic insufficiency and pancreatic enzyme deficiency	Argentina, Brazil, Bulgaria, Columbia, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Netherlands, Poland, Romania, Russian Federation, Slovak Republic, Switzerland	Marketed
	Ecuador, Dominican Republic, Mexico, Panama, Peru, Venezuela	Marketing Authorization Application submitted
DELURSAN Cholestatic liver diseases (including Primary Biliary Cirrhosis and Primary Sclerosing Cholangitis)	France	Marketed
LACTEOL
Diarrhea	China, Denmark, Egypt, France, French-speaking Black Africa, Germany, Italy, Latin America, Hong Kong, Island, Korea, Lebanon, Madagascar, Maurice Morocco, Singapore, South Africa, Tunisia, Vietnam	Marketed
HELIZIDE
Helicobacter pylori eradication	United States Canada Europe	NDA re-submission planned Approved Phase III studies completed
NMK 150 Pancreatitis	Canada, Europe, United States	Phase II studies planned

Market sizes appearing in the descriptions below refer to actual or potential annual aggregate sales for the relevant drug and not Axcan’s actual or potential annual sales. The market size data below does not represent Axcan's expected sales figures, as important factors must be considered, including successful product development, competition, the degree of Axcan's market penetration and the dilution of revenues resulting from royalty and other payments under licenses or agreements with third parties. Axcan believes that prescription trends indicate potential future sales trends, since prescriptions drive the demand for Axcan's products, and has therefore included such figures for products when available.

PRODUCTS ON THE MARKET

ULTRASE

Axcan markets under the trademark ULTRASE certain pancreatic enzyme microspheres and minitablet formulations designed to help patients with exocrine pancreatic insufficiency, as associated with, but not limited to, Cystic Fibrosis, to better digest food.

In the United States, the total market for coated pancreatic enzymes is estimated to be $128.0 million and ULTRASE has approximately 30% market share in prescriptions in the Cystic Fibrosis segment of this market.

In Canada, the total market for pancreatic enzymes is estimated to be $14.5 million; ULTRASE has approximately 4% of the Cystic Fibrosis pancreatic enzyme prescription market.

For the year ended September 30, 2005, Axcan reported sales of $36.0 million for ULTRASE.

ULTRASE competes with a number of pancreatic enzyme formulations including PANCREASE® (Ortho-McNeil Pharmaceutical) and CREON® (Solvay Pharmaceuticals, Inc.).

VIOKASE

Axcan markets under the brand name VIOKASE non-enterically coated pancreatic replacement enzymes, both in the United States and in Canada, as digestive aids for the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency as associated with, but not limited to, chronic pancreatitis and surgical ablation of the pancreas.

In the United States, the total market for uncoated pancreatic enzymes is estimated to be approximately $65.0 million, VIOKASE represents approximately 10% of the prescriptions in this market. In Canada, the total market for uncoated pancreatic enzymes is estimated to be approximately $2.1 million, and Axcan has approximately 30% of total prescriptions in this market. Axcan does not actively market VIOKASE in either the United States or Canada.

For the year ended September 30, 2005, Axcan reported sales of $7.8million for VIOKASE.

There are a number of competing pancreatic enzyme formulations, including PANCREASE® (Ortho-McNeil Pharmaceutical) and CREON® (Solvay Pharmaceuticals, Inc.).

URSO

In the United States, Axcan has been marketing URSO 250 for the treatment of Primary Biliary Cirrhosis (“PBC”) since May 1998. URSO Forte a 500-milligram ursodiol tablet indicated for PBC was launched in the first quarter of fiscal 2005.

In the United States, the total market for ursodiol (ursodeoxycholic acid - the active ingredient in URSO 250 and URSO Forte) is approximately $114.0 million. URSO 250/URSO Forte had approximately 42% of the gastrointestinal market in total prescriptions for fiscal 2005, which equates to approximately 32% of the dollar value of this market.

For the year ended September 30, 2005, Axcan reported sales of $36.0 million for URSO250/URSO Forte in the United States.

In the United States there is currently no therapy specifically approved to be marketed for the treatment of PBC other than URSO 250 and URSO Forte. However, other products are being prescribed. ACTIGALL™ (Watson Pharmaceuticals), a product currently approved and marketed for gallstone dissolution as associated with active weight loss, is being prescribed for the treatment of various liver diseases, including PBC. Generic versions of ACTIGALL™, an FDA-approved product, are being marketed for the dissolution of gallstones but can also be prescribed for PBC.

In Canada, Axcan markets URSO/URSO DS for the treatment of cholestatic liver diseases and disorders, including PBC.

In Canada, the total market for ursodiol is estimated to be $13.2 million. Axcan is the only company that markets ursodiol for the treatment of cholestatic liver diseases.

For the year ended September 30, 2005, Axcan reported sales of $11.1 million for URSO/URSO DS in Canada.

SALOFALK and CANASA

SALOFALK and CANASA are mesalamine-based products sold by Axcan for the treatment of certain inflammatory bowel diseases, such as Crohn's Disease and ulcerative colitis.

In Canada, Axcan markets the SALOFALK product line (tablets, suspensions and suppositories) for the treatment of certain IBDs, including ulcerative colitis and Crohn's Disease. In Canada, the market for existing mesalamine therapeutic products totals approximately $61.0 million. SALOFALK is estimated to have 37% of this market in total prescriptions, which equates to approximately 24% of the dollar value of this market.

For the year ended September 30, 2005, Axcan reported sales of $14.5 million for SALOFALK.

In the United States, CANASA is being marketed for the treatment of ulcerative proctitis. The total market for rectal mesalamine is approximately $99.0 million. CANASA has approximately 58% of this market in total prescriptions, which equates to approximately 29% of the dollar value of this market. During fiscal 2005, Axcan launched a 1000-milligram Canasa suppository indicated for ulcerative proctitis. This new dosage form provides convenient once per day dosing, as opposed to two times per day with CANASA 500 milligram suppositories.

For the year ended September 30, 2005, Axcan reported sales of $28.7 million for CANASA.

Competition comes from oral or topical corticosteroids and steroid enemas. Since these competing drugs are associated with significant side effects, other agents have been used. Sulfasalazine, for example, has been shown to be effective in preventing relapses in both ulcerative colitis and Crohn's Disease. However, it has been associated with a significant incidence of side effects. Free five-aminosalicylic acid (5-ASA, also known as mesalamine) is a safer therapy for the treatment of IBDs and is being used as a single entity in controlled-release dosage forms. As the use of mesalamine for the treatment of IBDs is not patented, several products containing mesalamine in controlled-release tablets or capsules are available on the Canadian market, including AsacolTM (The Proctor & Gamble Company) and DipentumTM (UCB Pharma). In the United States, CANASA mainly competes with RowasaTM enemas (Solvay Pharmaceutical, Inc.)

PHOTOFRIN/PHOTOBARR

Axcan markets (directly or through distributors) PHOTOFRIN/PHOTOBARR in North America, Europe, and other selected markets, for the treatment of esophageal and non small cell lung cancer, as well as certain types of gastric cancers and cervical dysplasia. PHOTOFRIN/PHOTOBARR is the first photosensitizer commercially approved for use in photodynamic therapy, an innovative medical therapy based on the use of light-activated drugs. As a treatment for cancer, PHOTOFRIN/PHOTOBARR is injected into a patient intravenously and after a short period of time, selectively accumulates in tumor cells. Activation of PHOTOFRIN/PHOTOBARR by a non-thermal laser light at the tumor site produces a toxic form of oxygen that destroys cancer cells. Unlike other currently available therapies, PHOTOFRIN/PHOTOBARR offers a lower risk of damage to adjacent healthy tissue thereby allowing for repeated treatment without limiting future therapeutic options.

For the year ended September 30, 2005, Axcan reported sales of $7.7 million for PHOTOFRIN/PHOTOBARR.

There are currently no other photosensitizers approved in Canada, the United States and Europe for the treatment of esophageal and lung cancer, gastric cancer or cervical dysplasia.

PANZYTRAT

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott. PANZYTRAT products consist of enterically coated microtablets for the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency and are marketed in several countries.

During a transition period, Abbott acted as Axcan’s agent for the management of sales of this product. For the year ended September 30, 2005, a small portion of PANZYTRAT sales was still managed by Abbott. Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott’s related expenses.

For the year ended September 30, 2005, Axcan reported sales of $14.8 million for PANZYTRAT.

The primary markets for PANZYTRAT are Germany and the Netherlands (80% of the total sales of PANZYTRAT), where it mainly competes with CREON® (Solvay Pharmaceuticals, Inc.).

DELURSAN

DELURSAN, which was acquired on January 20, 2003, is an ursodiol preparation marketed in France and is indicated for the treatment of cholestatic liver diseases, including Primary Biliary Cirrhosis, Primary Sclerosing Cholangitis and liver disorders related to Cystic Fibrosis.

In France, DELURSAN mainly competes with URSOVAN® (Sanofi-Aventis S.A.).

For the year ended September 30, 2005, Axcan reported sales of $13.1 million for DELURSAN.

CARAFATE/SULCRATE

CARAFATE/SULCRATE, which is part of a group of products acquired from Aventis on November 18, 2003, is indicated for the treatment of gastric duodenal ulcers. CARAFATE is sold in the United States and SULCRATE in Canada.

For the year ended September 30, 2005, Axcan reported combined sales of $38.1 million for CARAFATE/SULCRATE.

In November 2005, Axcan launched a new promotional campaign in the United States, to support sales of CARAFATE suspensions.

Other Drugs Marketed by Axcan

Axcan also markets SCANDISHAKE and SCANDICAL, two high-energy caloric supplements which help cystic fibrosis patients gain and maintain their weight; ADEKs, a fat-soluble multivitamin supplement marketed in chewable tablets and pediatric drops; FLUTTER, a mucus clearing device that aids pulmonary ventilation and expectoration by loosening mucus and liquefying mucus secretions that obstruct the airway of cystic fibrosis patients and CORTENEMA an enema used as an adjunct in the treatment of non-specific inflammatory bowel diseases.

In France, Axcan also markets TAGAMET, which is indicated for the symptomatic treatment of gastric or duodenal ulcers, TRANSULOSE and TRANSITOL, both of which are indicated for the symptomatic treatment of constipation and LACTÉOL, which is indicated for the treatment of diarrhea.

For the year ended September 30, 2005, Axcan reported sales of $20.3 million for LACTÉOL, including $8.8 million outside of France.

As part of new measures in France, designed to reduce healthcare costs associated with the reimbursement of prescription drugs, the government decided to stop the reimbursement of approximately 200 drugs, including LACTÉOL. Axcan is currently evaluating measures to contest this decision, including collaboration with industry groups. However, assuming the decision to end reimbursement for LACTÉOL stands, Axcan does not expect this decision to have a material negative impact on Axcan’s sales.

PRODUCTS IN DEVELOPMENT

Axcan’s product development efforts will remain focused on compounds and products that meet medical needs in the field of gastroenterology, have a competitive advantage and allow Axcan to leverage its infrastructure or build infrastructure in certain markets.

Management recently conducted an exhaustive review of Axcan’s product pipeline in order to reprioritize projects and focus resources on highest value opportunities.

An update on Axcan’s major projects follows:

ITAX (Itopride)

Functional Dyspepsia, a disorder of the upper gastrointestinal tract, affects up to 25% of the North American population annually and accounts for up to 5% of all visits to primary care physicians. Dyspepsia can be defined as pain or discomfort centered in the upper abdomen, characterized by abdominal fullness, early satiety, bloating, or nausea. The term functional or non-ulcer dyspepsia refers to relapsing or chronic dyspepsia in patients without evidence of organic disease to explain the symptoms. Currently, there is no approved product in North America for the treatment of Functional Dyspepsia. To date, the patients living with these distressing symptoms have no satisfying therapeutic option available to them.

ITAX (Itopride), that was acquired from Abbott on August 29, 2003, is a gastroprokinetic drug effective through a dual action mechanism of action. Firstly, it acts as a dopamine antagonist on D2-receptors thereby increasing the secretion of acetylcholine; and secondly, it prevents hydrolysis of the released acetylcholine hydrolysis by the acetylcholinesterase enzyme in the smooth muscles. Acetylcholine is an important endogenous substance involved in the motor activity of the gastrointestinal tract. Itopride has also been shown to have anti-emetic properties. In addition, a cardiac safety study to examine Itopride in doses of up to four times the proposed therapeutic dose was completed, and results showed no cardiac adverse drug reaction. Itopride has also been shown to have anti-emetic properties.

Axcan is conducting two pivotal Phase III clinical trials, a North American and an international clinical study, aimed at demonstrating the efficacy of Itopride in the treatment of Functional Dyspepsia. At the end of calendar 2005, all patients required in the both the international trial and the North American clinical trials had been randomized. In addition, all patients required for the supplementary six-month and one-year safety studies have been enrolled.

Axcan expects to release the overall outcome of the international Phase III trial during the first half of calendar 2006, followed shortly by that of the North American Phase III trial. The Company intends to submit a New Drug Application for FDA approval in the summer of 2006.

In addition to Phase III trials, a cardiac safety study to examine Itopride in doses up to 400 milligrams three times per day, was completed, and results showed no cardiac adverse drug reactions.

Finally, the clinical work on most of the additional Phase I studies to complement the New Drug Application for submission to the FDA is now complete. Data are currently being analyzed. See “Business of Axcan-Licensing and Intellectual Property Protection”.

ULTRASE and VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs must receive approval by FDA before 2008 in order to remain on the market. The FDA decided to require New Drug Applications for all pancreatic extract drug products after reviewing data that showed substantial variation among currently marketed products. Axcan has completed a Phase III study of VIOKASE, that will serve as the basis of the NDA it expects to submit by spring of 2007. Data is currently being analyzed. The study on ULTRASE is in process and is anticipated to be completed and submitted by spring of 2007.

Ursodiol disulfate

Axcan is currently studying the use of a new ursodiol derivative, ursodiol disulfate, in the treatment of recurring colorectal adenomateous polyps. Preliminary results of studies conducted with ursodiol disulfate showed that ursodiol disulfate reduces the number of aberrant crypts in a rat model of colon cancer. Aberrant crypts are considered early abnormal changes in the intestinal lining that are precursors to colon cancer. In a small pilot study, where rats were injected with the carcinogen azoxymethane, a 56% reduction in the total number of aberrant crypts in the colon was observed after four weeks in those animals treated with this new ursodiol formulation compared to control models. Ursodiol disulfate alone fed to rats had no adverse effects on the appearance of the lining of the colon. Long-term animal studies are ongoing to determine the effect of ursodiol disulfate on the time of appearance, the number, and the size of colonic tumors in the azoxymethane rat model of chemically-induced colon cancer. Positive results of this proof-of-concept study were announced during the first half of fiscal 2004, and animal toxicity studies were then initiated. Both acute and subchronic toxicity studies have been completed and confirmed that the compound is safe and has no toxicity effect. Clinical Phase I studies should be initiated in the first half of fiscal 2006. See “Business of Axcan - Licensing and Intellectual Property Protection”.

NCX-1000

NCX-1000, a nitric oxide-releasing derivative of ursodiol, is in preclinical development for the treatment of portal hypertension, a complication of chronic liver diseases. Several animal studies have already shown the pharmacological effects of NCX-1000 on portal hypertension. Experimental models of cirrhosis demonstrated that this compound reduces portal pressure by decreasing intrahepatic resistance, rather than through direct effects on the portal vasculature. A Phase I clinical study involving 16 subjects was successfully completed in April 2003, demonstrating tolerability and safety. The protocol of a pilot, therapeutic, proof-of-concept Phase IIa study was approved by the relevant Ethical Review Board. The center where the study will be conducted has started the identification of potential patients and the study should be completed by the end of fiscal 2006. See “Business of Axcan - Licensing and Intellectual Property Protection”.

SALOFALK and CANASA

Axcan completed a 114-patient Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-mg mesalamine tablet for the oral treatment of ulcerative colitis. Axcan submitted an sNDS in Canada during the first quarter of fiscal 2004. The Company received, and responded to, questions in a non-approvable letter from Health Canada during the third quarter of fiscal 2005. Axcan anticipates a response from Health Canada in the first half of fiscal 2006.

Axcan in-licensed from Gentium SpA (“Gentium”), an Italian company, exclusive rights to develop and market in North America a new mesalamine rectal gel to be developed for the treatment of distal ulcerative colitis. Axcan completed an open-label, randomized 180-patient Phase III study to assess the evolution of the clinical symptoms of the disease during the induction of remission by this new formulation. Data is currently being analyzed. The Company plans to submit regulatory filings for approvals in the United States and Canada in the first half of calendar 2006. See “Business of Axcan-Licensing and Intellectual Property Protection”.

HELIZIDE

The discovery in 1983 of the Helicobacter pylori organism is one of the major advances in gastroenterology in recent decades, as it revolutionized the approach to many upper gastrointestinal disorders. Helicobacter pylori is believed to cause a spectrum of disease in humans, including gastritis, ulcer disease (gastric and duodenal), gastric cancer and gastric lymphoma.

Axcan conducted a 275-patient Phase III trial comparing the HELIZIDE regimen (3 single-triple capsules given four times per day, plus omeprazole 20 milligram twice per day) to the widely used OAC combination (i.e., omeprazole, amoxicillin and clarithromycin). Results confirmed that HELIZIDE is statistically and clinically comparable to OAC and that HELIZIDE has the potential to be used as a first-line therapy for the eradication of Helicobacter pylori.

A NDA has been filed in the United States, but Axcan received a second non-approvable letter from the FDA in September 2003. The Food and Drug Administraqtion has raised bismuth-related manufacturing issues in connection with the approval of HELIZIDE, which must be resolved before approval is granted. Axcan has successfully qualified a manufacturer of bismuth salt, a component of the HELIZIDE combination therapy for the eradication of the Helicobacter pylori bacterium. Final results of stability tests on the bismuth salt should be available in the first quarter of fiscal 2006, which should allow Axcan to file an amendment to the New Drug Application during the second quarter of fiscal 2006. See “Business of Axcan-Licensing and Intellectual Property Protection”.

NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter dose-ranging preclinical studies in the first quarter of fiscal 2006 to confirm the absence of mucosal irritation associated with the use of high doses of the drug. Phase I clinical trials should begin in the second quarter of fiscal 2006. See “Business of Axcan-Licensing and Intellectual Property Protection”.

2.	Sales and Marketing

Axcan's sales and marketing force is comprised of 200 professionals, of which 140 are sales representatives, 46 are managers and sales support and 14 are in marketing (In fiscal 2005, 25 positions were transferred from marketing to sales support). Of these 200 professionals, 25 are located in Canada, 109 in the United States and 66 in Europe.

In Canada, Axcan sells its products to hospitals and wholesale drug companies, which in turn distribute Axcan's products to pharmacies. Axcan's major products are included in most provincial drug benefit formularies and are promoted by Axcan to gastroenterologists and internal medicine specialists with a particular interest in gastrointestinal diseases, as well as to colorectal surgeons. The 11 sales professionals located in Canada visit each doctor in their territory an average of ten times per year and attend many of the educational seminars and international medical meetings organized by Axcan and co-sponsored by the Canadian Association of Gastroenterology.

In the United States, Axcan sells its products to most major wholesale drug companies and distributors, which in turn distribute Axcan's products to chain and independent pharmacies, hospitals and mail order organizations. The 74 sales professionals located in the United States operate in specialty groups. The first group of professionals calls on high-volume prescribing physicians and cystic fibrosis centers; the second group visits potential and current PHOTOFRIN centers, hepatologists and transplant centers; and the third group, a team of managed care specialists, targets third-party payors, clinical pharmacists and formularies administrators.

Three wholesalers represented respectively 30.2%, 20.9% and 11.0% or a total of 62.1% of Axcan’s revenue for the year ended September 30, 2005 (55.8% and 49.6% in 2004 and 2003).No other customer represented more than 10% of the Company’s revenue

Increasingly, in North America, third-party payors, such as private insurance companies and drug plan benefit managers, aim to rationalize the use of pharmaceutical products and medical treatments, in order to ensure that prescribed products are necessary for the patients’ conditions. Moreover, large drug store chains now account for an increasing portion of the retail sales of prescription medicines. The pharmacists and store managers of such retail outlets are under pressure to reduce the number of items in inventory in order to reduce costs. As a result of these recent changes to the marketing environment for prescription pharmaceutical drugs, Axcan entered into a retail distribution sales agreement with one of its main wholesalers and is currently in discussion with others. These changes to wholesalers’ business models have had a material effect on Axcan during fiscal 2005 as sales slowed down as a result of wholesalers decreasing their inventory levels.

In France, Axcan sells its products to distributors, which in turn distribute them to wholesale drug companies, which in turn distribute them to pharmacies. Axcan's major products are included in the national drug benefit formularies, and the 54 sales professionals located in France regularly visit high-prescribing physicians to promote Axcan's products.

This international sales structure is complemented by Axcan's sponsorship of high-level international medical meetings on topics related to Axcan's products and research activities. Most such medical meetings are organized by Axcan and sponsored by the Canadian Association of Gastroenterology. Two of these medical meetings, “Trends in Inflammatory Bowel Disease Therapy” and “Helicobacter pylori: Basic Mechanisms to Clinical Cure” have gained worldwide recognition and allow researchers and gastroenterologists from around the world to meet and exchange information. These events are recognized by leading institutions, and continuing medical education credits are awarded to attendees. As a consequence, Axcan is recognized not only as a supplier of quality products, but also as an important link in the continuous medical education process. These events are summarized in hardcover publications that are distributed to healthcare providers in Canada, the United States and elsewhere around the world.

3.	Research and Development

Axcan's research and development strategy concentrates on two main areas: further development of acquired products and development of existing products, including testing the efficacy of such products in other indications. This strategy allows Axcan to minimize the level of risk associated with new drug development and also to reduce the amount of time typically required to develop and obtain new product approvals.

Axcan typically uses its own scientific affairs staff to carry out clinical trial protocol development, validate case report forms, and monitor clinical trial sites. Axcan also coordinates the financial aspects of clinical studies conducted by third parties. Specific tasks, such as data entry and the compilation of biostatistics , are contracted out to third parties. Pre-clinical toxicology and pharmacology studies are also contracted to research organizations. The preparation and submission of INDs or NDAs is contracted out to a consulting firm with which Axcan's research and development personnel maintain an open and frequent line of communication.

Research and development expenses were $31.9 million for fiscal 2005, compared to approximately $19.9 million for fiscal 2004 and approximately $12.1 million for fiscal 2003. This increase in fiscal 2005 was primarily related to expenses with Itopride research.

4.	Licensing and Intellectual Property Protection

A patent is a statutory private right that grants to the patentee exclusive rights to exclude others form using the patented invention during the term of the patent. A patent is territorial and may be sought in many jurisdictions. In Canada and the United States, as in most other countries, the term of patent protection is 20 years from the date the patent application was filed. A drug is patentable if it meets the criteria of being "new," "useful" and "non-obvious." Depending on whether a particular drug is patentable and the relative costs associated with obtaining the patent in each jurisdiction sought, an inventor will either apply for a patent in order to protect the drug or maintain the confidentiality of the information to rely on the common law protection afforded to trade secrets.

A company may also enter into licensing agreements with third-party licensors in order to obtain the right to make, use and sell certain products, thereby gaining access to know-how, secret formulas and patented technology. The value of a license is generally enhanced by the existence of one or more patents. A license gives the licensee access to developed and, in many cases, tested technology and provides the licensee faster and often less expensive entry into the market. Licensing also establishes relationships, which may provide access to additional products or technology or may lead to joint ventures or alliances affording the licensor and the licensee an opportunity to evaluate each other's products and technology. This is also true, to a lesser extent, for distribution relationships. Axcan has entered into several of these types of agreements.

ULTRASE: Axcan is the owner of the trademark ULTRASE and markets in North and Latin America, particular pancrelipase microspheres and minitablets as ULTRASE and ULTRASE MT, under an exclusive Development, License and Supply Agreement with Eurand. This agreement, which was entered in 2003, is for a period of ten years with automatic renewals for subsequent periods of two years. Axcan has paid Eurand licensing fees totalling $3.5 million; Axcan agreed to pay to Eurand royalties of 6% on the first $30.0 million of annual net sales and 5% on annual net sales in excess of $30.0 million, subject to minimum royalty payments of $750,000, $1.0 million and $1.5 million in the first three years.

Ursodiol: Axcan developed ursodiol for the Canadian market in collaboration with Falk Pharma GmbH ("Falk") and acquired the rights to manufacture, use and market ursodiol in the United States on March 23, 1993 through the acquisition of the shares of Axcan Pharma U.S., Inc. that it did not already own. In April 1999, Axcan entered into two agreements with Sanofi-Synthélabo S.A. of France (now, Sanofi-Aventis) that secured Axcan's right to manufacture, use and market ursodiol as URSO 250 for the treatment of Primary Biliary Cirrhosis in Canada and the United States. For Canada, Axcan acquired full ownership of the patent relating to ursodiol for the treatment of PBC, which expires in 2010. For the United States Axcan licensed the rights to the treatment of PBC under a patent, which expires in 2007.

In October 2000, Axcan entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF"), an operating division of Children's Hospital Medical Centre of Cincinnati, Ohio, for a series of patented sulfated derivatives of ursodeoxycholic acid compounds ("SUDCA" or "ursodiol disulfate"). According to the terms of this agreement, Axcan has exclusive worldwide rights to commercially exploit formulations of SUDCA under the licensed patents and know-how developed by CHRF, in consideration of (i) a one-time licensing fee of $589,000 which was paid in full; (ii) various milestone payments of up to $525,000, of which $225,000 had been paid as of September 30, 2005; (iii) royalties based on a certain percentage of sales; and (iv) bonus payments upon achievement of certain commercial milestones.

In May 2002, Axcan signed a co-development and licensing agreement with NicOx S.A. (“NicOx”) for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases, including portal hypertension and Hepatitis "C". Under the terms of this agreement, Axcan obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland, as well as an option to acquire the same exclusive rights for the United States. Axcan and NicOx will jointly share the cost of the future development of NCX-1000 until the completion of Phase II clinical studies. Axcan will thereafter conduct the required Phase III clinical studies and will be responsible for regulatory filings in the exclusively licensed territories. Axcan has paid NicOx an upfront milestone of $2.0 million and will pay other option or milestone payments totalling up to $17.0 million at various stages of development, the majority being payable upon approval. Axcan also agreed to pay royalties on net sales of the product.

SALOFALK and CANASA: Axcan developed SALOFALK in collaboration with Falk. Axcan owns the trademark SALOFALK in Canada and CANASA in the United States.

In October 2002, Axcan acquired from Gentium exclusive rights to develop and market in North America a patented four-gram rectal gel formulation of mesalamine for the treatment of active distal ulcerative colitis. In return, Axcan will make milestone payments totalling approximately $1.5 million, the majority of which will be paid upon approval in the United States. Axcan will also pay a royalty of 4% on net sales of the product for a ten-year period from the date of the product's launch.

VIOKASE: In 1996, Axcan acquired from Wyeth worldwide rights to VIOKASE and the right to market the product in Canada. In 1997, Axcan also acquired the VIOKASE marketing rights for the United States and the trademark VIOKASE for Canada, the United States and certain other countries from American Home Products Corp. (now, Wyeth) and A.H. Robins Company, Inc. Axcan owns the trademark VIOKASE for North, Central and in South America. The product is not subject to a patent.

PHOTOFRIN: In June 2000, Axcan purchased from QLT Inc. (“QLT”) the trademark “PHOTOFRIN” for the United States, Canada and all other countries where it has been registered as a trademark or used in marketing. Axcan also purchased, licensed or sublicensed from QLT, as the case may be, the worldwide rights of QLT to other assets and intellectual property related to PHOTOFRIN. As part of the transaction, Axcan acquired a European subsidiary of QLT, which holds the European regulatory approvals for PHOTOFRIN. The last of the patents, which form part of the acquired assets, expires in April 2013. As part of the acquisition, Axcan agreed to assume QLT's obligation to pay royalties of up to 5% on net sales of PHOTOFRIN to Health Research Inc. (“Health Research”), pursuant to arrangements under which Axcan is a sublicensee of the technology that QLT licensed from Health Research. Pursuant to the terms of the transaction between Axcan and QLT, Axcan has paid to QLT milestone cash payments of CND $15.0 million.

PANZYTRAT: In December 2002, Axcan acquired from Abbott certain assets related to the distribution, marketing and sale of a pancreatic enzyme product used to enhance the digestion of fats. This pancreatic enzyme product is commonly marketed under the trademark PANZYTRAT. The product is subject to patents assigned to Axcan directly from Abbott, the last of which expires in 2008. The know-how and trade secrets are the object of a perpetual unrestricted license from Abbott. The trademark PANZYTRAT and related marks, were assigned directly from Abbott to Axcan Pharma S.A.

DELURSAN: In December 2002, Axcan acquired from Laboratoire Aventis and Aventis Pharma S.A. certain intellectual property rights (including the rights to the trademarks in France) and commercial rights to ursodeoxycholic acid-based products marketed under the trademark “DELURSAN” for France and Morocco. The product is not subject to any patent.

MODULON: In 1997, Axcan acquired gastroenterology products previously marketed in Canada by Jouveinal Canada Inc. (“Jouveinal”), which included MODULON. Axcan owns the trademark, and the product is not subject to a patent.

HELIZIDE: In January 2000, Axcan entered into a worldwide (excluding Australia and New Zealand) licensing agreement (which was amended in November 2000 and August 2001) with Exomed Australia PTY Limited, Gastro Services PTY Limited, Ostapat PTY Limited, and Capability Services PTY Ltd. This agreement, as amended, provides Axcan with exclusive rights in a number of countries, including Canada and the United States, to a series of patents covering triple and quadruple therapies for Hp eradication. These patents cover the treatment of duodenal ulcer disease (and in some countries reflux esophagitis and gastric ulcer) through the eradication of Hp using a bismuth compound together with two (2) or more antibiotics. Axcan paid approximately $1.64 million cash for the license and will pay a royalty based on sales once the product is approved.

In May 1999, Axcan acquired the rights to a double capsule delivery technology to be used for HELIZIDE from Gephar S.A. (“Gephar”), in an asset swap transaction, whereby Axcan sold to Gephar its interest in Axcan Ltd., a manufacturer and distributor of the PROTECTAID™ contraceptive sponge.

SCANDISHAKE, SCANDICAL, FLUTTER and ADEKs: Axcan acquired distribution rights to SCANDISHAKE, SCANDICAL, FLUTTER and ADEKs for Canada in 1997 from Jouveinal. In 1999, Axcan acquired the rights to these products for the United States by acquiring Scandipharm. Axcan owns these trademarks, except for ADEKS which is licensed. None of these products is subject to patent protection, except for FLUTTER. FLUTTER is subject to patent protection in several countries, including the United States, the last of which is to expire in 2013.

TAGAMET, TRANSITOL and TRANSULOSE: As a part of its acquisition of Entéris in February 2001, Axcan acquired the rights to Entéris’ gastrointestinal products. These products include TAGAMET (for the treatment of gastric or duodenal ulcers), TRANSITOL and TRANSULOSE (both of which are for the treatment of constipation). Axcan owns the trademark “TAGAMET” for France and the Principality of Monaco. Axcan also owns the trademarks TRANSITOL and TRANSULOSE. TAGAMET is the subject of a patent held by SmithKline Beecham Laboratories, which is licensed to Axcan for the life of the patent expiring in 2017. TRANSULOSE and TRANSITOL are the subject of patents held by Schwarz Pharma S.A. (“Schwarz”), the last of which will expire in 2017.

LACTÉOL and LACTÉOL FORT: In April 2002, Axcan acquired all of the shares of Lactéol, which is the owner of all of the intellectual property rights to the antibacterial composition marketed by Lactéol under different trademarks, including the trademark LACTÉOL. The antibacterial composition is subject to a patent in France and to an international patent application. These patents rights are owned by Axcan and a French research institute. Certain know-how and trade secrets regarding the Lactobacillus Acidophilus strain were also acquired by Axcan as part of the acquisition of Lactéol.

NMK 150 and NMK 250: In January 2003, Axcan and Nordmark Arzneimittel GmbH created a joint venture to develop novel enzyme preparations, NMK 150 and NMK 250. In 2005 Axcan and Nordmark decided to terminate the joint venture with Axcan retaining development and worldwide marketing rights to NMK 150 and exclusive supply rights from Nordmark for finished dosage forms.

HEPENAX: In July 2003, under an agreement with Merz Pharmaceuticals GmbH (“Merz”), Axcan was granted an exclusive license to use, develop and submit HEPENAX for approval in a number of countries, including the United States and Canada, for the treatment of hepatic encephalopathy. Such agreement also grants Axcan the right to develop the product for other indications. Axcan agreed to fund clinical studies and to pay Merz a royalty on net sales once the product is marketed. Trademark applications for HEPENAX were filed in 2003 in several countries, including Canada and the United States. The trademark is registered in the European Union and will be registered in Canada and the United states upon the filing a certificate of use in Canada. HEPENAX is not subject to patents.

ITAX (Itopride): In August 2003, Abbott granted Axcan exclusive rights for North America, the European Union and Latin America to develop manufacture and market Itopride for a number of gastrointestinal indications. Trademark applications for Itopride have been filed in several countries, including Canada and the United States. This compound is subject to patents in numerous countries, including Canada, the United States and countries in. The United States patent expires in September of 2008, subject to potential extension under applicable patent term restoration legislation.

CARAFATE, BENTYL, SULCRATE and BENTYLOL: In November 2003, Axcan acquired the rights to a group of gastro-intestinal products from Aventis. CARAFATE and BENTYL are marketed in the United States and SULCRATE, BENTYLOL and PROCTOSEDYL are marketed in Canada. In connection with such transaction, Axcan acquired all the trademarks related to these products. These products are not subject to patents.

Lisapharma S.p.A: In February, 2005, the Company licensed from Lisapharma S.p.A., the rights to commercialize in North America, products in gel sachet and tablet dosage forms that contain sucralfate under and know-how patents owned by Lisasapharma. Under the agreement, the Company will pay license fees of up to $2.0 million over a maximum period of four years (as of September 30, 2005 an amount of $1.0 million has been expensed) and make milestone payments totalling up to $3.0 million upon regulatory approvals. The Company also agreed to pay royalties of 6% of net sales for products enjoying patent protection and for products not enjoying patent protection, a royalty of 3% for up to five years from a first commercial sale.

Howard J. Smith & Associates PTY LTD: On May 1, 2005, the Company signed a license and technology agreement with Howard J. Smith & Associates PTY LTD (“HSA”) to develop and market products for the treatment of viral hepatitis under patents owned by HSA. Under the agreement, the Company will make development and commercial milestone payments totalling up to $17.0 million and pay royalties of 4.5% of net sales in countries where an HAS patent is in force and 2.25% of net sales in countries where no has PATENT IS in force, for a maximum of ten years after the first commercial sale of a product in the relevant country.

5.	Human Resources

As of September 30, 2005, the end of Axcan's most recently completed fiscal year, Axcan employed 439 persons, of whom 119 work in production and quality control, 48 in research and development, 186 in sales, 14 in marketing, and the balance in administration. Of these employees, 144 are located in Canada,136 are located in the United States and 159 are located in Europe. In Canada, Axcan is a party to a collective agreement, which expires in March 2007 and which covers 54 employees, all of whom are non-management employees. Pursuant to the terms of the collective agreement, salary disputes are settled through binding arbitration. Salary levels were last reviewed in March 2002. In France, Axcan's employees are subject to the Convention Collective Nationale de l'Industrie Pharmaceutique, a collective agreement which applies to the entire pharmaceutical industry. Axcan believes that relations with both its unionized and non-unionized employees are good.

6.	Facilities

Axcan owns 86,000 square foot of office and warehousing in Mont-Saint-Hilaire, Quebec, the location of its corporate headquarter. The building houses administrative, marketing and pharmaceutical manufacturing operations as well as the research and development facilities of Axcan. Axcan further owns property next to its corporate headquarters which can be used to expand. The building and real estate owned by Axcan is subject to a hypothec in favour of its lenders, pursuant to the credit facilities described under “Selected Consolidated Financial Information - Liquidity and Capital Resources.”

Axcan leases approximately 20,000 square feet of office space in Birmingham, Alabama under a lease expiring in December 2008. Under this lease, Axcan pays annual rent. For the year ended December 31, 2006, the annual rent will amount to $354,412.42..

Axcan owns 606,837 square feet of office space in Houdan, France.

7.	Environment

Axcan generates a small amount of hazardous waste that is disposed of by certified third-party carriers. Axcan believes that compliance with environmental regulations has no material impact on capital expenditures, earnings or Axcan's competitive position. Axcan periodically mandates reviews of its compliance with environmental laws and regulations to ensure continued compliance with applicable norms.

8.	Risk Factors

Axcan currently depends on four groups of products for a large portion of its sales, and substantial sales declines in any of them would have an adverse impact on its business.

Any factor that adversely affects the sale or price of Axcan’s key products could significantly decrease its sales and profits. ULTRASE, URSO 250/URSO DS/URSO Forte, CANASA and CARAFATE/SULCRATE accounted for 14.3%, 18.8%, 11.4% and 15.2%, respectively, of the Company’s total revenues for the year ended September 30, 2005. Axcan believes that sales of these products will continue to constitute a significant portion of its total revenues until it launches any new product. Any significant setback with respect to any one of these products, including shipping, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights problems, or generic competition, could harm revenues.

Wholesaler buying patterns may change, and this could have a detrimental effect on our future revenue and financial condition.

Wholesalers, on whom Axcan largely depends for revenue generation, historically obtained profitability by practicing inventory price arbitrage. Ahead of routine increases in prices for drugs, wholesalers would purchase excess inventory at lower prices and resell the inventory after the price increase, thereby profiting. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. Recently, pharmaceutical manufacturers have not been increasing drug price increases as frequently, and the percentage increases have been lower. The reduction in the size and frequency of price increases contributed to wholesalers turning to a fee-for-service arrangement under which their fees are expressed as a percentage of the wholesaler’s purchases from the manufacturer or as an amount per piece per unit. As a result, wholesalers’ buying patterns shifted from large pre-price-increase purchases to more periodic purchasing based on volume activity. Overall, wholesalers are carrying lower levels of inventory than in the past. This change in wholesaler buying patterns caused a reduction in Axcan’s revenue during the first three quarters of 2005. It is possible that changes in wholesaler buying patterns may occur in the future, and these changes could result in a reduction in our revenues and could have detrimental effect on our overall financial condition.

Axcan must be able to continue to manage rapid growth.

Largely as a result of past acquisitions of products and companies, Axcan has experienced a substantial increase in sales and in the number of its employees. Since September 30, 1998, the number of employees increased from 79 to 439. In addition, as a result of acquisitions, the Company has expanded into Western Europe. Axcan’s employees in Europe now represent 33% of the workforce. Axcan’s failure to manage such growth effectively and to continue to improve and consolidate its management controls, reporting systems and procedures would reduce profitability.

Axcan relies on third parties for the supply and manufacture of certain products and loss of access to such third parties would impair its ability to carry on business.

Axcan depends on third parties for the supply of active ingredients and for the manufacture of most of its products. The Company may not be able to obtain the active ingredients or products from such third parties; the third-party suppliers and manufacturers may not be qualified by regulatory authorities to act as its suppliers and manufacturers; the active ingredients or products may not comply with specifications; the prices at which Axcan purchases active ingredients and products may increase significantly; the Company’s suppliers and manufacturers may experience shutdowns or contaminations of their facilities; and, in any such event, Axcan may not be able to locate alternative sources of supply in a reasonable time period, if at all. If any of these events occur, the Company may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

Axcan may not be able to acquire new products or businesses.

Axcan’s products are maturing and therefore a significant component of its strategy is growth through acquisitions. However, the Company cannot be certain that it will be able to identify appropriate acquisition candidates. If an acquisition candidate is identified, there can be no assurance that Axcan will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing business. Axcan faces significant competition from other pharmaceutical companies, which makes it more difficult to find attractive transaction opportunities for products or companies on acceptable terms. Furthermore, the negotiation of potential acquisitions could divert management’s time and resources and require significant financial resources to consummate. Failure to acquire new products may diminish the Company’s rate of growth and adversely affect its competitive position.

Acquisitions that Axcan may undertake will involve a number of inherent risks, any of which could cause the Company not to realize the anticipated benefits.

Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of the acquisition; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition. Any one or more of these factors could cause Axcan not to realize the anticipated benefits from the acquisition of businesses or products.

Axcan’s failure to obtain FDA approval for ULTRASE, one of its key products, will impair its ability to generate sales and profits.

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs had to get approval by FDA before 2008 in order to remain on the market. The FDA decided to require approval of NDAs for all pancreatic extract drug products after reviewing data that showed substantial variation among currently marketed products. Axcan’s enterically coated pancreatic enzyme minitablet formulation marketed under the trademark ULTRASE accounted for 14.3%, or $36.0 million, of sales for fiscal 2005. If Axcan is unable to obtain FDA approval to market ULTRASE, it would no longer be able to sell ULTRASE in the United States, which would impair its results of operations and liquidity.

Axcan may find it difficult to achieve market acceptance of its product pipeline.

Axcan has products at various stages of development, some of which are not yet being marketed. In the event such products are marketed, they may not be accepted by physicians or patients and even if initially accepted, sales may thereafter decline. Axcan’s failure to successfully develop and market its product candidates would diminish or reduce its rate of growth and adversely affect its competitive position.

If Axcan’s products under development fail in clinical studies or if Axcan fails or encounters difficulties in obtaining regulatory approval for new products or new indications of existing products, Axcan will not successfully develop its product pipeline and will have expended significant resources for no return.

Axcan has limited experience in obtaining regulatory approvals in the United States, Canada and Europe for new products or new indications of existing products. The Company relies on third parties to formulate, develop and manufacture some of the materials needed for clinical trials for its products under development. Axcan also relies on third parties to conduct clinical trials. If its products are not successful in clinical trials or if the Company do not obtain regulatory approvals, it will have expended significant resources for no return. Axcan’s ongoing clinical studies might be delayed or halted for various reasons, including if:

•	the Company’s products are shown not to be effective;
•	the Company do not comply with requirements concerning the investigational NDAs or New Drug Submissions (an ‘‘NDS’’) for the protection of the rights and welfare of human subjects;
•	patients experience unacceptable side effects or die during clinical trials;
•	patients do not enroll in the studies at the rate the Company expects; or
•	product supplies are delayed or are not sufficient to treat the patients participating in the studies.

If Axcan cannot obtain regulatory approvals for the products it is developing or it may seek to develop in the future, its rate of sales growth and competitive position will suffer.

Although Axcan has devoted significant resources to the development of its lead product candidate, ITAX (Itopride), the Company cannot be certain that Itopride will be approved by regulatory authorities or that it will be commercialized, which could adversely affect our financial condition.

Drug development is time consuming, expensive and unpredictable. Drug candidates, such as Itopride, can fail at any stage of the development process, and may not receive regulatory approval even after many years of research and clinical trials.

The Company has expended significant time, money and effort in the development of its lead product candidate, Itopride, and the Company is currently conducting Phase III clinical trials of Itopride. Assuming the continuation and favorable outcome of such trials, Axcan plans to submit a New Drug Application to the FDA. However, Axcan may never receive the necessary approvals from the FDA for the marketing and commercialization of Itopride and/or may be required to conduct additional clinical trials. Even assuming the Company receives regulatory approval for Itopride, it does not expect such approval to occur before 2007, at the earliest. The Company’s ability to achieve regulatory approval when expected is also subject to risks and uncertainties regarding, development, regulatory matters, manufacturing and commercialization. Even if Axcan receives regulatory approval for Itopride, it may not be able to market the product successfully.

The development of Itopride, the conduct of Phase III clinical trials for Itopride, the preparation of Axcan’s marketing approval application to the FDA and stringent manufacturing requirements have required and will continue to require significant investments of the Company’s time and money, as well as the focus and attention of its key personnel. As a result, if Axcan fails to receive regulatory approval for Itopride, its financial condition and results of operations could be significantly and adversely affected.

Axcan may not be able to obtain third-party reimbursement for the cost of its products and related medical treatments.

Axcan’s ability to successfully market its products depends, in part, on whether appropriate reimbursement levels for its products and related treatments are available from government authorities, managed care organizations and other third-party payors. Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend towards managed healthcare in the United States and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. New legislation or regulation may affect the health care industry or third-party coverage and reimbursement, and the Company cannot predict the effect or timing of such legislation or regulation.

Uncertainty also exists regarding the reimbursement status of certain newly-approved pharmaceutical products and reimbursement may not be available for some of Axcan’s products. Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If Axcan’s products do not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, the Company’s sales and profitability would be adversely affected.

Sales of Axcan’s products directly to patients located in the United States by resellers located outside the United States, or sales of the Company’s products in the United States but sourced outside the United States, would have an adverse effect on its sales and profits.

Sales of products directly from outside the United States to patients with prescriptions for Axcan’s products located in the United States would have a material adverse effect on the Company’s profitability. The prices of Axcan’s products in Canada are typically lower than in the United States and therefore such sales would, should they occur on a large scale, have a material adverse effect on the Company’s revenues and profitability. In particular, on October 28, 2000 the United States Congress passed the Medicine Equity and Drug Safety Act (the ‘‘Reimportation Act’’). The Reimportation Act permits pharmacists and wholesalers to import prescription drugs from Australia, Canada, Israel, Japan, New Zealand, Switzerland, South America and the countries forming part of the European Union and the European Free Trade Association, that were made originally in the United States and then exported to other countries, or to import drugs made overseas. Currently, due to concerns about public safety by the U.S. Secretary of Health and Human Services, the Reimportation Act is not being applied. Prior to the law being applied by the FDA, safeguards must be established to ensure that the drugs imported comply with existing United States legislative norms (with respect to safety and effectiveness for their intended use) and with other applicable requirements of the U.S. Food, Drug and Cosmetics Act. In addition, the U.S. Secretary of Health and Human Services must demonstrate to Congress that the implementation of the law will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of covered products to the American consumer. Axcan does not know whether this law will be applied in the future. Typically, prices for pharmaceutical products tend to be lower outside of the United States; reimportation of its products under the Reimportation Act, if this law becomes effective, could affect the demand for the Company’s products sold in the United States or affect the price at which they are sold, which in turn could decrease its revenues or profitability.

Axcan depends on key scientific, sales and managerial personnel for continued success.

Much of Axcan’s success to date has resulted from the skills of certain of its officers, scientific personnel and sales force. If these individuals were no longer employed by Axcan, the Company might not be able to attract or retain employees with similar skills or carry out its business plan.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of Axcan’s products and treatments obsolete or uncompetitive.

Axcan’s products face intense competition. Axcan competes with companies in North America and other countries, including major pharmaceutical and chemical companies, research and development firms, universities, and other research institutions. Many of the Company’s competitors have greater financial resources and marketing capabilities than Axcan. Some of the Company’s competitors have greater experience than Axcan in clinical testing, human clinical trials of pharmaceutical products and obtaining regulatory approvals.

Axcan’s existing competitors and potential competitors may succeed in developing products or treatments that are more effective and less expensive to use than any products or treatments the Company may develop or license or that may render its products or treatments obsolete. This would adversely affect the Company’s rate of growth and competitive position.

Axcan faces competition from products that could lower prices and unit sales.

Some of Axcan’s key products compete with other branded products and generic versions. Third-party payors and pharmacists can substitute generics for the Company’s products even if physicians prescribe its products by name. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against any one or more of Axcan’s products would lower prices and unit sales and could therefore have a material adverse effect on the Company’s profitability.

Axcan is uncertain of the risks of future litigation and of the outcome of current litigation.

In general, and subject to the terms of each specific agreement, Axcan has agreed to indemnify its licensors and certain of its contract manufacturers for product liability claims and there is a risk that Axcan will be subject to product liability claims and claims for indemnification from licensors. A substantial portion of the Company’s revenues are derived and will continue to be derived from activities in the United States, where pharmaceutical companies are exposed to a higher risk of litigation than in other jurisdictions.

Currently in the United States, Axcan maintains claims-based product liability insurance coverage in respect of the commercialization of ULTRASE, PHOTOFRIN, URSO 250/URSO Forte, CANASA, VIOKASE, CARAFATE and BENTYL. Axcan cannot be certain that existing or future insurance coverage available to the Company will be adequate to satisfy any or all future product liability claims and defense costs.

Axcan’s business is subject to limitations imposed by government regulations.

Governmental agencies in the countries in which Axcan conducts business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing in addition to governmental review and final approval before products can be marketed. Governmental authorities in such countries also regulate the research and development, manufacture, distribution, promotion, testing and safety of products, and therefore, the cost of complying with governmental regulations can be substantial.

Requirements for approval can vary widely from country to country. A product must be approved by regulatory authorities in each country in which a company intends to market it, prior to the commencement of marketing in such country. There are long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. There can be no assurance that Axcan will obtain regulatory approvals in such countries or that Axcan will not incur significant costs in obtaining or maintaining such regulatory approvals. Moreover, the regulations applicable to its existing and future products may change.

Government regulations also require detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures and marketing and distribution methods, all of which significantly increase the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing products. Moreover, regulatory measures adopted by governments provide for the possible withdrawal of products from the market and in certain cases, suspension or revocation of the required approvals for their production and sale.

Failure to obtain necessary regulatory approvals; the restriction, suspension or revocation of existing approvals; or any other failure to comply with regulatory requirements would restrict or impair Axcan’s ability to market its products and carry on business.

Axcan relies on the intellectual property of others and may not be able to protect its own intellectual property.

Axcan’s continued success will depend, in part, on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. Proprietary rights in some of the Company’s products are held by third parties and Axcan has obtained licenses to any such proprietary rights that are known to Axcan. Axcan cannot be certain that the licenses, rights or patents used by the Company will not be challenged by third parties.

To protect its own intellectual property, Axcan has historically relied on patents and trade secrets, know-how and other proprietary information, as well as requiring its employees and other vendors and suppliers to sign confidentiality agreements. However, confidentiality agreements may be breached, and Axcan may not have adequate remedies for any breach. Third parties may gain access to the Company’s proprietary information or may independently develop substantially equivalent proprietary information.

Axcan’s inability to protect and maintain intellectual property rights in its products may impair its competitive position and adversely affect its growth. If a lawsuit is commenced with respect to any alleged patent or trademark infringement by the Company, the uncertainties inherent in such litigation make the outcome difficult to predict and the costs that Axcan may incur as a result may have an adverse effect on its profitability. Any such lawsuit may result in the award of monetary damages to the patent or trademark holder and payment by Axcan of any such damages, or an injunction prohibiting all of its business activities that infringe the patent or trademark, would in each case adversely affect the Company’s profitability and its business.

Axcan’s credit agreement imposes restrictions on the Company.

Axcan’s credit agreement requires the Company to maintain specified financial ratios. The credit agreement also contains customary covenants relating to its ability to incur additional indebtedness, make future acquisitions, enter into certain related party transactions, consummate asset dispositions, incur capital expenditures and make restricted payments. All of these restrictions may limit Axcan’s ability to expand, pursue its business strategies and obtain additional funds. Axcan’s ability to meet these financial ratios and to comply with these covenants may be affected by changes in business conditions or results of operations, adverse regulatory developments and other events beyond the Conpany’s control. Axcan cannot assure that it will meet these financial ratios or continue to comply with these covenants. Failure to comply with these restrictions may result in the occurrence of an event of default under the credit agreement. Upon the occurrence of an event of default, the lenders may terminate the credit agreement and demand immediate payment of all amounts borrowed by Axcan under that agreement.

Additional financing will cause increased dilution, an increase in debt levels, or both.

The research, development, manufacturing and marketing of products and the acquisition of new products and companies requires the application of considerable financial resources, while the revenues that are generated from such products may not be realized for a number of years. If Axcan requires additional capital to fund such activities, we may seek additional debt or equity financing or both. If Axcan increases its debt levels, it may be restricted in its ability to raise additional capital and may be subject to additional financial and restrictive covenants, which may impede its ability to grow or carry on its business. If Axcan issues additional equity, holders of common shares will suffer dilution of their ownership interest, which could be substantial. There can be no assurance that Axcan will be successful in securing such financing.

Axcan’s quarterly results may fluctuate.

Axcan’s quarterly operating results have fluctuated in the past and may continue to fluctuate in the future. Factors, many of which are not within the Company’s control, that could cause quarterly operating results to decline include the size and timing of product orders, which can be affected by customer budgeting and buying patterns. As a result, if customer buying patterns cause revenue shifts from one fiscal quarter to another, Axcan’s net income for the subsequent quarter may not meet the market’s expectations.

Axcan’s common shares are subject to market price volatility.

Market prices for the securities of pharmaceutical companies, including Axcan’s, have historically been highly volatile, and from time to time, the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in operating results which do not correspond to market expectations, future acquisitions, public announcements, concerns as to the safety of drugs, timing and approvals of product candidates, and general market conditions may have an adverse effect on the market price of Axcan’s common shares.

PART IV - SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands of U.S. dollars, except share related data)

Last three fiscal years (audited)

Fiscal Year Ended September 30
	2005	2004	2003
	$	$	$
Statement of Operations Data: U.S. GAAP
Revenue	251,343	243,634	179,084
Cost of goods sold	71,534	54,247	44,459
Selling and administrative expenses	85,997	76,365	63,084
Research and development expenses	31,855	19,866	12,098
Acquired in-process research	---	---	12,000
Depreciation and amortization	21,532	16,359	8,063
	210,918	166,837	139,704
Operating income	40,425	76,797	39,380

Financial expenses	7,140	6,885	4,283
Interest income	(1,340)	(756)	(1,639)
Loss (gain) on foreign currency	(213)	(313)	122
Takeover-bid expenses	---	---	3,697
	5,587	5,816	6,463
Income before income taxes	34,838	70,981	32,917
Income taxes	8,413	22,253	12,992

Net income	26,425	48,728	19,925

Fiscal Year Ended September 30,
	2005	2004	2003
	$	$	$
U.S. GAAP
Net income	26,425	48,728	19,925
Per Common Share(1)
Basic	0.58	1.08	0.44
Diluted	0.56	0.96	0.44

Balance Sheet Data: U.S. GAAP
Total assets	641,407	609,644	545,349
Total liabilities	223,803	217,568	214,338
Total shareholders’ equity	417,604	392,076	331,011
(1) Based on the weighted average number of shares outstanding during the year.

Reference is made to Note 22 to the audited consolidated statements of the Company prepared in accordance with U.S. GAAP for the fiscal year ended September 30, 2005 for a summary of the reconciliation of U.S. GAAP to Canadian GAAP.

PART V - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND OPERATING RESULTS

Please refer to the Management's Discussion and Analysis section included in the 2005 Annual Report that is incorporated herein by reference.

PART VI - DIVIDEND POLICY

Axcan currently intends to retain future earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on its common shares in the near future. In addition, the terms of Axcan's existing credit facilities restrict its ability to declare and pay dividends to 10% of consolidated net earnings for the preceding fiscal year.

PART VII - DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares, 14,175,000 Series A preferred shares and 12,000,000 Series B preferred shares. None of such Preferred Shares are issued and outstanding.

1.	Common Shares

The common shares are entitled to receive dividends as and when declared by the Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per common share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share ratably in the remaining assets available for distribution, after payment of liabilities.

2.	Preferred Shares

The preferred shares are issuable from time to time in one or more series. The Board of Directors are authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preferred shares of all series participate ratably in accordance with the amounts that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

PART VIII - DIRECTORS AND OFFICERS

The following tables sets forth the name, municipality of residence, principal position of each of Axcan's directors and senior officers (information regarding residence and principal occupation if not employed by Axcan is provided in reliance on information provided by the individual):

DIRECTORS

Name and municipality of residence	Director since	Principal occupation
Léon F. Gosselin Mont Saint-Hilaire, Quebec Chairman of the Board	1993	Chairman of the Board of the Company
Dr. Claude Sauriol Laval, Quebec Member of the Audit Committee	1993	Consultant and Corporate Director of pharmaceutical companies.
François Painchaud St-Lambert, Quebec Secretary	1995	Partner, Léger Robic Richard, g.p. (law firm) and Robic, g.p. (patent & trade-mark agents)
Colin R. Mallet Vancouver, British Columbia Chair, Corporate Governance and Nominating Committee Member of the Compensation Committee	1995	Corporate Director of pharmaceutical companies.
Louis Lacasse Montreal, Quebec Chair, Audit Committee Member of the Compensation Committee	1995	President, GeneChem Management Inc. a company specialised in managing specialised venture capital funds that target companies in the genomics industry.
Jacques Gauthier Town of Mount Royal, Quebec Chair, Compensation Committee	1995	Advisor of the Clinical Research Institute of Montreal, a scientific and medical research centre and Director of a variety of medical and pharmaceutical associations.
David W. Mims Birmingham, Alabama – USA	2000	Executive Vice President and Chief Operating Officer of the Company
Michael M. Tarnow Boston, Massachusetts – USA Member of the Corporate Governance and Nominating Committee Member of the Audit Committee	2000	Chairman of Entremed, Inc. and Xenon Pharmaceuticals Incorporated,which are life sciences companies. He is also a consultant and Corporate Director to several other life sciences companies.
Daniel Labrecque[1] Montreal, Quebec Member of the Corporate Governance and Nominating Committee	2003	President and Chief Executive Officer of N.M. Rothschild & Sons Canada Limited
E. Rolland Dickson Mantorville, Minnesota – USA Member of the Corporate Governance and Nominating Committee	2004

Director on the Boards of NeoRx Corporation and Pathway Diagnostics Corporation, two specialty pharmaceutical companies. Director of a variety of medical and pharmaceutical research intuitions and companies.

Dr. Frank A.G.M. Verwiel Saint-Bruno, Quebec	2005	President and Chief Executive Officer of the Company

_________________________

1Daniel Labrecque resigned his position on the Board on November 9, 2005.

OFFICERS

Name and municipality of residence	Principal occupation

Dr. Patrick Colin Saint-Bruno, Quebec	Vice President, Research and Development
Martha D. Donze Birmingham, Alabama	Vice President, Corporate Administration
Jean-François Hébert Mont-St-Hilaire, Quebec	Vice President, Manufacturing Operations
Dr. François Martin Candiac, Quebec	Senior Vice President, Scientific Affairs
David W. Mims Birmingham, Alabama – USA	Executive Vice President and Chief Operating Officer
Michael J. Pasternak Birmingham, Alabama	Vice President, Sales Operations, North America
Jocelyn Pelchat Versailles, France	Senior Vice President, International Commercial Operations
Richard Tarte Nuns Island, Quebec	Vice President, Corporate Development and General Counsel
Jean Vézina Pierrefonds, Quebec	Vice President, Finance and Chief Financial Officer
Dr. Frank A.G.M. Verwiel Saint-Bruno, Quebec	President and Chief Executive Officer

Each Director is elected annually by the shareholders and serves for a term that will end at the Corporation’s next annual meeting. As at December 7, 2005, the directors and senior officers of Axcan beneficially own as a group an aggregate of 3,877,996 common shares, which represents 8.5% of the issued and outstanding shares of Axcan.

During the past five years, each of the foregoing directors and officers has held the same or a similar position with the entities indicated above or a related entity, except for (1) Dr. Frank Verwiel, who prior to July 2005 held the position of vice president, Hypertension, Worldwide Human Health Marketing with Merck & Co., Inc., while concurrently serving as a member of Merck’s Worldwide Hypertension Business Strategy Team. Prior to joining Merck, from 1988 to 1996, Dr. Verwiel worked with Servier in Europe in various executive positions; (2) Mr. Jean-François Hébert who, prior to June 2004, was formerly with Abbott Laboratories in Italy, France and Canada, and with Saputo Group in Canada; and (3) Mr. Richard Tarte who prior to June 2001, was in-house counsel at the Société générale de financement du Québec.

No director or officer of Axcan or shareholder of Axcan holding a sufficient number of securities of Axcan to affect materially the control of Axcan (a “control person”); is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity; was the subject of a cease trade or similar order or an order that denied such company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or was declared bankrupt or made a voluntary assignment in bankruptcy; made a proposal under any legislation relating to bankruptcy or insolvency; or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or control person of Axcan has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; nor has any director, officer or control person of Axcan been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director, officer or control person of Axcan, nor any personal holding company of any such person, has within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy; made a proposal under any legislation relating to bankruptcy or insolvency; been subject to or instituted any proceedings, arrangement or compromise with creditors; or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of interest may arise as a result of the directors and officers of Axcan also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with Axcan. Conflicts, if any, will be subject to the procedures and remedies under the Canada Business Corporations Act.

PART IX - LEGAL PROCEEDINGS

Axcan Scandipharm was a party to several legal proceedings related to the product line it markets under the trademark ULTRASE. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, non-suited in another and settled ten. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm’s product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm’s insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should other lawsuits be filed in the future.

In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm and another named defendant must provide indemnification against future claims. This lawsuit is based on contractual and indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration was decided in part on September 19, 2005 and on November 18, 2005 in Axcan Scandipharm’s favour and plaintiffs’ claims for settlement and defense costs in the ten underlying product liability cases were dismissed. Axcan Scandipharm had brought counterclaims against the plaintiffs in the original proceedings, and the arbitrator has not yet ruled upon these counterclaims.

In December 2003 and May 2004, Pharmascience Inc. served the Company two notices of allegation in accordance with Section 5 of the Patented Medicines (Notice of Compliance) Regulations (‘‘Regulations’’). The first notice of allegation indicated that PMS was seeking a regulatory approval to market a generic version of URSO 250 in the Canadian market (''PMS Product'') for use in the gallstone dissolution, an indication for which URSO 250 was formerly approved for and marketed in Canada. The second notice of allegation dealt with the validity of Axcan’s Canadian PBC use patent. Axcan has opposed both these notices of allegation by seeking a prohibition order. On September 12 2005, with respect to the first notice of allegation, the Federal Court of Canada held that, for purposes of the Regulations, the PMS Product did not infringe the patent that Axcan owns for the use of URSO in the treatment of PBC. A hearing on the second application seeking a prohibition order on the basis of an allegation of Pharmascience Inc. that Axcan's Canadian PBC use patent is invalid for purposes of the Regulations is scheduled for March 2006.

Axcan is involved in other routine litigation matters that Axcan believes not to be material.

PART X - TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for Axcan’s common shares is Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec Canada H3A 3S8

PART XI - MARKET FOR SECURITIES

1.	Market for Securities

Since December 27, 1995, Axcan's common shares are listed for trading on the Toronto Stock Exchange under the trading symbol “AXP” and, since June 28, 2000, on the Nasdaq National Market under the trading symbol “AXCA”.

2.	Trading History

TORONTO STOCK EXCHANGE

Period (FY2005)	High (CAD)	Low (CAD)	Close (CAD)	Volume
October 2004	20.46	18.15	18.35	2,624,699
November 2004	21.50	18.16	20.91	2,324,922
December 2004	25.15	20.69	23.28	2,297,319
January 2005	23.74	21.61	23.12	1,976,637
February 2005	24.86	20.01	21.44	4,521,823
March 2005	22.10	20.18	20.38	2,258,899
April 2005	20.78	18.00	18.26	2,445,899
May 2005	19.95	17.01	19.79	3,032,337
June 2005	19.61	18.10	18.63	2,001,158
July 2005	19.45	18.16	18.66	1,883,797
August 2005	18.54	13.97	14.50	5,170,148
September 2005	15.75	14.26	14.95	1,523,359

NASDAQ National Market

Period (FY2005)	High (USD)	Low (USD)	Close (USD)	Volume
October 2004	16.11	14.43	15.10	3,635,765
November 2004	18.11	14.81	17.60	4,392,666
December 2004	20.37	17.02	19.32	4,117,394
January 2005	19.50	17.95	18.74	3,285,190
February 2005	19.94	16.10	17.37	6,302,657
March 2005	18.42	16.60	16.81	4,373,735
April 2005	17.01	14.38	14.43	3,135,034
May 2005	15.83	13.73	15.22	4,975,065
June 2005	15.75	14.62	15.28	5,122,822
July 2005	16.08	14.76	15.20	2,829,444
August 2005	15.32	11.73	12.24	11,716,139
September 2005	13.28	12.19	12.92	4,747,219

PART XII - MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Axcan during the last financial year or that are still in effect are described in this Annual Information Form and in the 2005 Annual Report of the Company.

PART XIII - INTERESTS OF EXPERTS

The Company’s auditors are Raymond Chabot Grant Thornton LLP located at 600, de La Gauchetière Street West, Office 1900, Montreal, Quebec H3B 4L8. The partners and professionals of Raymond Chabot Grant Thornton, as a group, own no outstanding Common Shares of the Company.

PART XIV - FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated or deemed to be incorporated by reference in this Annual Information Form, constitute "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "future," "intend," "may," "will," "should," "predicts," "potential," "continue," and similar expressions, as they relate to Axcan or its management, are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to Axcan’s expectations about the timing of completion of studies for products in development, and Axcan’s ability to bring those products to market. Such statements reflect the current views of Axcan with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. These statements should not be relied upon. Many factors could cause the actual results, performance or achievements of Axcan to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, he successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, finding and retaining suppliers of our products, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance an demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property and those risks which are discussed under the heading "Risk Factors" in this Annual Information Form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Axcan does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

PART XV - TRADEMARKS

The names AXCAN, AXCAN PHARMA, BENTYL, BENTYLOL, CANASA, CARAFATE, DELURSAN, FLUTTER, HELIZIDE, HEPENAX, ITAX, LACTÉOL, MODULON, PHOTOBARR, PHOTOFRIN, PANZYTRAT, PROCTOSEDYL, SALOFALK, SCANDICAL, SCANDISHAKE, SULCRATE, TAGAMET, TRANSITOL, TRANSULOSE, ULTRASE, URSO, and VIOKASE appearing in this Annual Information Form are trademarks of Axcan or one of its subsidiaries.

The following names appearing in this Annual Information Form are trademarks used under license by Axcan:

•	ADEKs is a registered trademark of Carlsson-Rensselaer Corporation; and
•	CORTENEMA is a registered trademark of Reid Rowell Inc.

PART XVI - ADDITIONAL INFORMATION

Additional information, including directors and officers' remuneration and indebtedness, principal holders of Axcan's securities, options to purchase Axcan's securities and interests of insiders in material transactions where applicable, is contained in the Management Proxy Circular dated January 25, 2006, which has been prepared for Axcan's annual meeting of shareholders. Furthermore, additional financial information including the comparative financial statements is provided in the 2005 Annual Report. A copy of this Annual Information Form and associated documents may be obtained upon request from Axcan's investor relations department at its corporate office.

Axcan will also provide to any person upon request to its investor relations department:

(a)

when securities of Axcan are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the securities of Axcan:

(i)	one copy of Axcan's Annual Information Form, together with one copy of any document, or the relevant pages of any document, incorporated by reference in this Annual Information Form;
(ii)

one copy of the comparative financial statements of Axcan for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of Axcan subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of Axcan's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided that Axcan may require the payment of a reasonable charge if a person who is not a shareholder of Axcan makes the request.

SCHEDULE A - GLOSSARY OF TECHNICAL TERMS

The text following the technical terms reproduced in this glossary is explanatory only and does not in any way modify the meanings of such terms.

Adenomatous Polyp: Benign growth (tumor) arising from the inner layer of the gastrointestinal tract and protruding into the lumen of the gastrointestinal tract.

Barrett's Esophagus: Condition that results from prolonged heartburn, which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach.

Bile Ducts: Channels that collect bile from the liver and deliver it to the intestine.

Cervical Dysplasia: Modification of the size, shape and organization of cells in the cervix. Dysplasia is generally considered to be a pre-cancerous condition.

Cholestatic Diseases of the Liver: Conditions in which the bile flow from the liver is impaired.

Cholestasis: Combined conditions causing the reduction of bile flow and the retention of bile acids.

Cirrhosis: Disease of the liver, originating from many causes and characterized by a progressive replacement of liver cells by scarring tissue.

CMC: Chemistry, manufacturing and control data. Data describing the method of synthesis of a new drug as well as the method of manufacture and the controls applied to the drug substance and drug product.

Colorectal Adenomateous Polyps: Polyps which are considered precursors to colorectal cancer.

Crohn's Disease (CD): Inflammatory bowel disease that affects the wall of the gastrointestinal tract. CD can affect any part of the gastrointestinal tract but mostly affects the ileum, the last portion of the small bowel and the colon.

Cystic Fibrosis (CF): Congenital disease characterized by excessive secretions of certain glands, resulting in pancreatic insufficiency and pulmonary disorders. The average lifespan of CF patients is approximately 32 years.

Distal: The part of the colon closest to the rectum.

Duodenum: Part of the small intestine attached to the end of the stomach.

Exocrine Pancreatic Insufficiency: Decreased production and release of the enzymes produced in the pancreas, which leads to digestive problems.

Fibrosis: Formation of excess fibrous tissue characterized by increased collagen concentrations, which gives a rigid consistence to the affected tissue (scar tissue consists mainly of fibrosis).

Food and Drug Administration (FDA): Regulatory body for the development, manufacture, sale and use of drugs in the United States.

Gastric Cancer: Cancer of the cell lining of the gastric mucosa.

Helicobacter Pylori (Hp): Bacterium with a spiral tail which lives under the gastric mucosa layer. The presence of  Hp is correlated with gastritis, as well as gastric and duodenal ulcers. Hp is considered to be the most important factor in the cause of peptic ulceration and is formally classified as a Category 1 (definite) human carcinogen by the World Health Organization. Once a diagnosis of Hp infection has been established, eradication of the bacterium should be prescribed in all peptic ulcer patients to reduce the rate of ulcer recurrence.

Hepatitis: Inflammation of the liver due to infection or toxins.

High-Grade Dysplasia: As associated with Barrett's Esophagus, High-Grade Dysplasia is a condition that results from prolonged acid reflux (heartburn) which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach. This transformation makes the esophageal tissue more susceptible to cancer.

Inflammatory Bowel Diseases (IBDs): Chronic diseases of unknown cause characterized by inflammation of portions of the gastrointestinal tract. Ulcerative colitis, ulcerative proctitis (a distal form of ulcerative colitis) and Crohn's Disease constitute the group of illnesses referred to as idiopathic inflammatory bowel diseases. The course of IBDs is a succession of acute attacks followed by periods of remission. There are no cures for IBDs and the goals of therapy are to reduce symptoms during acute attacks and to maintain remission when the disease is under control.

Initial New Drug Application: Document containing all available data gathered during pre-clinical testing as well as a comprehensive description of the proposed study to be conducted in humans.

Irritable Bowel Syndrome (IBS): Functional bowel disorder which primarily affects gastrointestinal motility.

Jaundice: Yellowing of the skin caused by a build-up of a chemical called bilirubin, normally excreted in bile.

Liver: Organ located in the top right portion of the abdominal cavity connected to the digestive tract. It secretes bile that is excreted in the duodenum, thus facilitating digestion of food in the small intestine. The liver plays a key role in the processing and storage of various products of absorption.

Marketing Authorization Application (MAA): Document containing all pre-clinical, clinical and CMC data collected on a drug. MAAs are submitted to regulatory authorities by manufacturers in order to obtain approval to market new chemical entities in the European Union.

Mesalamine: five-aminosalicylic acid (5-ASA).

Motility: Ability of the gastrointestinal tract to undergo rhythmic muscular contractions.

Mucosa: Thin sheets of tissue that cover or line various parts of the body such as the mouth or digestive tract.

New Drug Application (NDA): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDAs are submitted to the FDA by manufacturers in order to obtain approval to market New Chemical Entities (NCE) in the United States.

New Chemical Entities (NCE): Chemical substances of synthetic or biological origin which have not been tested for pharmacological activity.

New Drug Submission (NDS): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDSs are submitted to the Therapeutic Products Directorate of Health Canada by manufacturers in order to obtain approval to market new chemical entities in Canada.

Orphan Drug: Designation granted by the FDA. This process is designed to encourage development of drugs intended for the treatment of rare diseases or conditions (affecting less than 200,000 patients for the disease in the United States). The measures include the grant of a seven-year exclusivity in the marketing of a qualified product.

Pancreas: Abdominal gland located behind the stomach and connected to the gastrointestinal tract that secretes pancreatic juice to aid digestion (pancreatic enzymes) and insulin, an essential hormone for the metabolism of sugars.

Pancreatic Juice: Alkaline secretion of the pancreas containing enzymes that aid in the digestion of protein, carbo-hydrates, and fats.

Pancreatitis: Inflammation of the pancreas.

Polyp: Small tumor-like growth that projects from a mucus membrane surface (i.e. colon or rectum).

Primary Biliary Cirrhosis (PBC): A chronic cholestatic liver disease that progresses slowly towards a terminal phase characterized by jaundice, signs of decompensated cirrhosis, ascites and variceal bleeding. The prognosis averages seven to 12 years from diagnosis to death or liver transplant.

Primary Sclerosing Cholangitis (PSC): A liver disorder characterized by an inflammatory and sclerosing process leading to a progressive reduction in the diameter of the bile ducts. Its progressive course generally leads to liver cirrhosis, portal hypertension and often death, as the bile that normally flows out of the liver instead accumulates there, resulting in an alteration of liver cells. The average survival is four to ten years following diagnosis.

Supplemental New Drug Application (sNDA): Document containing all clinical and CMC data collected on a drug already on the market, but for an new indication. sNDAs are submitted to the FDA by manufacturers in order to obtain approval to market a drug for a new indication in the United States.

Supplemental New Drug Submission (sNDS): Document containing all clinical and CMC data collected on a drug already on the market, but for an new indication. sNDSs are submitted to the Therapeutic Products Directorate by manufacturers in order to obtain approval to market a drug for a new indication in Canada.

Therapeutic Products Directorate (TPD): Regulatory body for the development, manufacture, sale and use of drugs in Canada.

Ulcer: Necrotic lesion characterized by a crater-like erosion of the wall of the stomach (gastric ulcer) or the duodenum (duodenal ulcer), often associated with painful symptoms.

Ulcerative Colitis/Proctitis: Chronic inflammatory disease which affects the inner mucus membrane of the colon, more often the distal portions of the colon (i.e., the rectum and sigmoid).

Ursodiol (ursodeoxycholic acid): Naturally occurring bile acid present as a minor fraction of the total human bile acids, and in greater concentrations, in the bile of certain animal species such as bears. Ursodiol is a drug indicated for the treatment of different diseases such as dissolution of gallstones, primary biliary cirrhosis and other cholestatic liver diseases.